October 9, 2007

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2006 (the “Form 10-K”)

Filed April 2, 2007

File Number: 001-09828

Dear Ms. Robertson:

This letter is in further response to the staff’s comment letter dated July 5, 2007 (the “Comment Letter”). We provided a written response on July 31, 2007 (the “July 31 Response”), and you provided verbal comments on August 23, 2007, based on review of our response letter. This letter also supplements the response to comment 1 in the July 31 Response, in which we agreed to provide the additional disclosure requested in the comment but required additional time to assemble some of the necessary historical information.

Responses to each open comment are set forth below immediately following a reproduction of comment 1 and transcription of the verbal comments provided on August 23.

Item 1. Business, page 1

Reserves, page 11

1.	[Comment Letter comment 1] We believe that for the reconciliations of net reserve amounts to the gross reserve amounts in the table to be compliant with Industry Guide 6, it is necessary to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented. Please provide us with a revised table in your proposed format.

Response: We propose to include in future filings, beginning with the Form 10-K for the year ending December 31, 2007, the information requested in the comment by adding additional disclosure immediately following the ten year loss reserve development table. Please refer to Appendix 1 to this letter, which sets forth this additional disclosure based on the ten year period ended December 31, 2006.

Ms. Vanessa Robertson

Securities and Exchange Commission

October 9, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 50

Deferred Policy Acquisition Costs and Policy Acquisition Costs, page 50

2.	[First verbal comment] We have read your response to comment 2 and your proposed disclosures. We continue to believe that it would be useful for investors to know whether there were any material changes. Please revise your disclosure to include an explicit statement of the dollar amount of the changes or a statement to the effect that there were no material changes. Also provide to us an analysis that demonstrates the sensitivity of this estimate to changes in those assumptions.

Response: The Company proposes in future filings, beginning with the Form 10-K for the year ending December 31, 2007, to replace the last sentence of the current disclosure under the caption “Deferred Policy Acquisition Costs and Policy Acquisition Costs,” which reads as follows in the Form 10-K: “Recoverability is based upon assumptions as to claims ratios, investment income and maintenance expenses and would vary with changes in these estimates.”

As revised, the disclosure would read as follows (for 2006): “A premium deficiency and a corresponding charge to income is recognized if the sum of the expected claims and claim adjustment expenses, unamortized acquisition costs and maintenance costs exceeds related unearned premiums and anticipated investment income. At December 31, 2006, there was no premium deficiency.”

Supplementally, we advise you that the Company uses the preceding six months actual results to project the succeeding six months expected results. The following table is presented to demonstrate the sensitivity of this estimate to changes in the assumptions for percentage point (point) increases in the combined ratio:

Region	Increase in Combined Ratio	Charge to Income
Southeast	13 points	$2,000
South Central	8 points	$1,000
Southwest	17 points	$1,000
West	17 points	$1,000

As can be seen from the above table, it would take a very large increase in the combined ratio to cause the Company to record a premium deficiency charge to income, and the amount of the charge would be immaterial at that level of increase.

Ms. Vanessa Robertson

Securities and Exchange Commission

October 9, 2007

Unpaid Claims and Claim Adjustment Expense, page 51

3.	[Second verbal comment] We note your response to comment 3 and your proposed disclosures and have the following comments.

•

Refer to response to Part c.1. We believe the additional information you provided regarding the nature of the extra-contractual exposures would be useful to investors. Please provide us in disclosure-type format an expanded discussion of the additional potential claims liability to be included in future filings.

Response: Before providing specific disclosure-type information, we wish to point out that the precise disclosure in future filings may vary depending on the nature of claims asserted (particularly the amount thereof but also the specific allegations made) and our assessment of the risks of loss. For any period in which there is disclosure regarding claims asserting extra-contractual liability, we propose to include disclosure consistent with that set forth below, modified if appropriate to include other relevant information.

Additional disclosure:

Claims for extra-contractual liability arise when a claim is originally denied or the claimant asserts that a claim has been handled inappropriately, and the claimant further asserts that such denial or allegedly inappropriate response was improper or in “bad faith.” In such cases, which tend to arise in cases involving serious injury or death, it is not unusual for the amount of the claim to exceed by a substantial amount the policy limits that would otherwise be applicable. Where the Company becomes aware of such a potential claim, it typically consults with outside counsel and, if appropriate, seeks to settle the claim on terms as favorable as possible in light of all the relevant circumstances. The amounts required for settlement of such claims, and the potential award if a case cannot be settled on acceptable terms, vary widely depending on the specific facts of the claim, the applicable law and other factors.

•

Refer to response to Part e. We continue to believe that information about key assumptions is useful to investors and should be included in future filings. Please provide us in disclosure-type format a discussion of the key assumptions by line of business that materially affect the estimate of the reserve for unpaid claims and claim adjustment expenses. Also include a discussion of the basis for changes in the assumptions similar to the information included in the table in your response.

Response: In order to respond comprehensively to the remaining comments regarding disclosure of Unpaid Claims and Claim Adjustment Expense, we have prepared a revised section to appear in the “Critical Accounting Policies” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – see Appendix 2 to this letter. In future filings, beginning with the Form 10-K for the year ending December 31, 2007, the text in Appendix 2 would replace the disclosure which appeared in the Form 10-K.

Ms. Vanessa Robertson

Securities and Exchange Commission

October 9, 2007

Appendix 2 includes the additional disclosure proposed in the July 31 Response as well as additional disclosure responsive to your verbal comments. Please note that Appendix 2 contains the complete disclosure that would appear based on December 31, 2006 financial statements, and we would revise and update this disclosure to the extent appropriate for subsequent periods.

The additional disclosure requested in your verbal comment regarding key assumptions appears on pages 3 and 4 of Appendix 2.

•

Refer to response to Part f. We note that you do not believe it would be meaningful to disclose a sensitivity analysis for each significant point estimate and all data subsets. However, we believe a sensitivity analysis by line-of-business would be useful to investors. Therefore, please provide the requested sensitivity analysis for the most significant assumptions at the line-of-business level.

Response: We believe that the same reasoning stated in the July 31 Response is applicable to any sensitivity analysis that we might adopt at the line-of-business level. We propose to include the disclosure that appears on pages 7 and 8 of Appendix 2 to disclose the reasons why we do not calculate or disclose sensitivity analysis regarding our estimation of reserves.

In addition, we advise you supplementally that the following considerations also support our belief that such disclosure would not be meaningful in light of the Company’s circumstances:

•

While we understand that the sensitivity analysis requested could be of benefit for investors in a more stable insurer with a consistent book of business over a meaningful period of time, we do not believe that it would serve a similar purpose for investors seeking to understand our Company. Because of the nature of our Company and its recent history, our management believes that there are numerous unpredictable factors that have the potential to affect the reliability of our claims reserve estimates, and that such factors do not lend themselves to meaningful statistical analysis.

•

As consistently disclosed, the Company is evolving rapidly from an insurer that formerly wrote primarily commercial insurance to one that has ceased writing such business completely and has undertaken a significant expansion of its nonstandard personal automobile insurance business by entering several new states and many new geographic markets within these states. As discussed on pages 1 and 2 of Appendix 2 (and as disclosed in detail in the “Risk Factors” section of relevant filings since 2005), this transformation entails significant operating and other risks, including those associated with estimating reserves. We have added discussion of those risk factors bearing on the process for estimating claims reserves in Appendix 2, and we expect to continue to emphasize such factors as long as the Company’s risk profile makes these considerations important.

Ms. Vanessa Robertson

Securities and Exchange Commission

October 9, 2007

•

We understand that one of the most important purposes of the “Management’s Discussion and Analysis” section of our reports is to discuss and analyze the Company’s business “through the eyes of those who manage that business.” [1] We do not calculate or take into account sensitivity analysis in consideration the variability of claims reserves because (i) other factors (discussed above and in the disclosure which appears on pages 1 and 2 of Appendix 2) are much more significant in understanding the scope of potential variability of our reserve estimates at any point in time than such sensitivity analysis, and (ii) we have concluded that neither management nor our actuarial staff would be in a better position to estimate claims reserve levels if such analysis were conducted. Under these circumstances, we do not believe it is consistent with the requirements applicable to “Management’s Discussion and Analysis” to be compelled to undertake such analysis and to disclose information which we do not use or believe would be useful. Adding such disclosure would, in our opinion, not provide meaningful information and would detract from, rather than improve, the disclosure that we provide.

For the foregoing reasons, we respectfully propose that disclosure of sensitivity analysis regarding our reserve estimates is not necessary. We are confident that, with the added disclosure we have proposed, users of our financial statements will have appropriate information with which to make decisions regarding the degree of risk of variability of such estimates.

•

Refer to response to Part g. It is clear throughout your document and in your response that you are placing reliance on the independent actuary. Although you are not required to make reference to the independent valuation, if you delete the reference to the use of the actuary, you are taking sole responsibility for the valuation and must justify removing the reference to the actuary. If you do not remove the reference to the use of the independent actuary, then you must disclose the name of the independent actuary in your filing. Please confirm that if you reference the use of an independent actuary in future filings that you will name the firm.

Response: We plan to revise our procedures so that, beginning with the preparation of financial statements for the quarter ended September 30, 2007, our in-house actuarial staff will estimate the reserves which are incorporated into the financial statements. Disclosure regarding this change of procedure, and discussing the role of the independent actuarial consulting firm with which we consult regarding reserve matters, appears on page 5 of Appendix 2. This disclosure would include transitional language explaining our previous procedures and the change to the new procedures.

In future filings following this transition, consistent with our discussion with you regarding this issue, we would include the following discussion of the roles of our in-house actuarial staff and the independent actuarial consulting firm:

[1]	See, e.g., SEC Release No. 33-8350, 34-48960, 68 Fed. Reg.75056 (December 29, 2003).

Ms. Vanessa Robertson

Securities and Exchange Commission

October 9, 2007

Additional disclosure:

The reserve estimates are made each quarter by our in-house actuarial staff and reviewed by an independent actuarial firm. We do not rely upon the review by the independent actuarial firm to determine the amount of our GAAP reserves. However, the analysis provided by the independent actuarial firm is used to corroborate the reserve selections made by the in-house actuarial staff. Our independent actuarial firm also provides annual opinions related to adequacy of the statutory reserves for the insurance company subsidiaries.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income, page 69

4.	[Third verbal comment] We note your response to comment 6. The amount shown for weighted average shares outstanding at December 31, 2003 of 21,169,736 is the same amount that is disclosed in the 2004 10-K and therefore does not appear as though this amount has been retroactively advised to reflect the reverse stock split. Please revise. In addition, please explain why there was an adjustment for the 2005 reverse stock split of negative 18,576,443 in 2004 and then this adjustment was reversed in 2005. This also applies to the table provided in response to comment 5.

Response: There was no share activity during 2004. We provide the following table supplementally, corrected from the table submitted with our original response letter. We believe that the corrected table responds to your verbal comment and shows that the number of shares used in the Form 10-K was appropriate.

Weighted shares outstanding at December 31, 2003	6,687,520

Weighted shares outstanding at December 31, 2004	6,687,520

Stock issued with the 2005 Recapitalization	39,915,224
Stock issued with the 2005 Rights Offering	19,715,052
Reverse stock split	(44,722,707)
Stock issued with the 2005 performance shares	25,500
Weighting of shares	(1,797,233)

Weighted shares outstanding at December 31, 2005	19,823,356

Stock issued with the 2006 Rights Offering	4,532,045
Stock issued with the 2006 performance shares	235,394
Treasury stock	(68,188)
Weighting of shares	(2,077,663)

Weighted shares outstanding at December 31, 2006	22,444,944

Ms. Vanessa Robertson

Securities and Exchange Commission

October 9, 2007

In further response to your original comment 5, a revised footnote presenting the changes in the number of outstanding shares for each period is set forth below (including the number of shares at December 31, 2003). We propose to disclose such information in a similar format in future filings.

(11) Redeemable Preferred Stock and Shareholders’ Equity

Shares outstanding at December 31, 2003	21,169,736

Shares outstanding at December 31, 2004	21,169,736

Share activity:
Stock issued with the 2005 Recapitalization	39,915,224
Stock issued with the 2005 Rights Offering	19,715,052
Reverse stock split	(60,599,938)
Stock issued with the 2005 performance shares	25,500

Shares outstanding at December 31, 2005	20,225,574

Stock issued with the 2006 Rights Offering	4,532,045
Stock issued for performance shares	235,394
Treasury stock	(68,188)

Shares outstanding at December 31, 2006	24,924,825

When you have had the opportunity to review the responses set forth herein, we would be pleased to discuss our responses or provide additional explanatory information if necessary. Please do not hesitate to contact the undersigned at the numbers shown below or John S. Daniels, General Counsel of GAINSCO, INC. (972.629.4411) in that regard.

Very truly yours,

/s/ Daniel J. Coots
Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
972.629.4407 (voice)
972.629.4401 (facsimile)

Appendix 1

The following table is a reconcilation of our net unpaid claims & claim adjustment expenses to our gross unpaid claims & claim adjustment expenses (in thousands):

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
As Originally estimated:

Net unpaid claims & claim adjustment expenses	78,978	83,703	101,768	95,514	126,456	115,488	96,469	76,569	58,482	55,831	63,536
Ceded unpaid claims & claim adjustment expenses	26,714	29,524	35,030	37,300	37,704	65,571	46,802	44,064	37,063	22,672	14,362

Gross Unpaid claims & claim adjustment expenses	105,692	113,227	136,798	132,814	164,160	181,059	143,271	120,633	95,545	78,503	77,898

As Re-estimated as of December 31, 2006:

Net unpaid claims & claim adjustment expenses	115,727	126,802	120,340	130,965	160,136	122,934	89,165	65,113	47,776	53,802
Ceded unpaid claims & claim adjustment expenses	30,785	42,056	44,385	49,125	46,329	71,222	51,113	41,047	29,732	19,506

Gross Unpaid claims & claim adjustment expenses	146,512	168,858	164,725	180,090	206,465	194,156	140,278	106,160	77,508	73,308

Gross Cumulative (Deficiency) Redundancy	(40,820)	(55,631)	(27,927)	(47,276)	(42,305)	(13,097)	2,993	14,473	18,037	5,195

Appendix 2

Unpaid Claims and Claim Adjustment Expenses

An insurance company generally makes claims payments as a result of accidents involving the risks insured under the insurance policies it issues. Months and sometimes years may elapse between the occurrence of an accident, reporting of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of claims that will be paid for accidents reported to them, which are referred to as “case reserves”. In addition, since accidents are not always reported promptly upon occurrence and because the assessment of existing known claims may change over time with the development of new facts, circumstances and conditions, insurers estimate liabilities for such items, which are referred to as “IBNR” reserves (Incurred But Not Reported).

We maintain reserves for the payment of claims and claim adjustment expenses for both case and IBNR under policies written by the insurance company subsidiaries. These claims reserves are estimates, at a given point in time, of amounts that we expect to pay on incurred claims based on facts and circumstances then known. The amount of case claims reserves is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding the claim, and the policy provisions relating to the type of claim. The amount of IBNR claims reserves is estimated on the basis of historical information and anticipated future conditions by lines of insurance and actuarial review. Reserves for claim adjustment expenses are intended to cover the ultimate costs of settling claims, including investigation and defense of lawsuits resulting from such claims. Inflation is implicitly reflected in the reserving process through analysis of cost trends and review of historical reserve results.

The process of establishing claims reserves is imprecise and reflects significant judgmental factors. In many liability cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured claim and the settlement of the claim. The actual emergence of claims and claim adjustment expenses may vary, perhaps materially, from the Company’s estimates thereof, because (a) estimates of liabilities are subject to large potential revisions, as the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred (e.g., jury decisions, court interpretations, legislative changes (even after coverage is written and reserves are initially set) that broaden liability and policy definitions and increase the severity of claims obligations, changes in the medical condition of claimants, public attitudes and social/economic conditions such as inflation), (b) estimates of claims do not make provision for extraordinary future emergence of new classes of claims or types of claims not sufficiently represented in the Company’s historical data base or which are not yet quantifiable, and (c) estimates of future costs are subject to the inherent limitation on the ability to predict the aggregate results of future events.

In addition to the factors described above that are generally applicable to property and casualty insurers, our ability to estimate claims reserves accurately is subject to risks and uncertainties arising out of the recent history and growth of the Company. These factors are discussed in more detail in Item 1A of this Report, “Risk Factors.” The following are particularly significant factors that limit our ability, as compared with a more mature insurer with a larger and more stable book of business, to estimate claims reserves accurately:

•

Our growth strategy necessarily entails increased financial and operational risks and other challenges that are greater than and different from those to which we have previously been subject as the nature of our business has changed and grown. Generally, new business initially produces higher claim ratios than more seasoned in-force business, and this factor is likely to be magnified to the extent that we enter multiple new states and market areas within a short period of time. Furthermore, it amplifies the importance of our ability to assess any new trends timely and accurately and respond effectively.

•

Pricing decisions in new states and markets, involving different claims environments, distribution sources and customer demographics, must necessarily be made without the same level of experience and data that is available in existing markets.

•

Our growth requires additional personnel resources, including management and technical underwriting, claims and servicing personnel, relationships with agents and vendors with whom we have not previously done business, and additional dependence on operating systems and technology. As a result, we often do not have as much reliable historical information about costs and trends in claims as would an insurer with more experience in the markets in which we grown.

•

We may not have historical results for new markets, or the historic development of reserves for claim and claim adjustment expense may not accurately reflect future trends. For example, these estimates are subject to:

•	new classes or types of losses not sufficiently represented in historical data or not discernible from the data available to us; and

•	our inability to predict or recognize future events.

•

We have recently made significant operational changes in management of our claims administration to accelerate the recognition and resolution of claims. These changes may result in an increase in the amount of aggregate claim settlements and cause our ultimate claim and claim adjustment expense to increase in comparison to prior periods. In addition, changing claims trends increase the uncertainties which exist in the estimation process and could lead to inaccurate estimates of claim and claims adjustment expense.

Ultimate liability may be greater or less than current reserves. The Company monitors reserves using new information on reported claims and a variety of statistical techniques which are discussed below. The Company does not discount to present value that portion of its claims reserves expected to be paid in future periods.

The following table discloses the amount of the gross unpaid claims and claim adjustment expense for each year presented and separately identifies the amount of IBNR for each material line of business.

Gross unpaid claims and claim adjustment expense

	2006	2005	2004
Case:
Personal auto	$25,439,441	14,297,102	7,181,264
Run-off	11,572,566	16,150,939	31,125,096

Incurred But Not Reported (IBNR):
Personal auto	22,233,000	13,049,000	6,642,000
Run-off	18,653,000	35,006,000	50,597,000

Total Reserves	$77,898,008	78,503,041	95,545,360

Key Assumptions

The following discussion provides information regarding the most important assumptions we use in estimating claims reserves in the nonstandard personal automobile insurance business. These assumptions were also important historically in estimating claims reserves in the runoff business but, as discussed below, the decline in the number of remaining runoff claims has made conventional actuarial methods less useful and has resulted in our basing such estimates primarily on case-by-case evaluations by the claims department of individual claim files.

We rely on several key assumptions regarding the existence of consistency or a discernible trend in the following factors:

•	historical information used to prepare a priori expected loss ratios

•	the rate at which claims are settled or closed

•	historical information regarding claims frequency

•	the level of case reserve adequacy

The actuarial staff monitors accident quarter data, seeking to identify whether these assumptions have remained consistent and, if deviations are identified, to adjust reserves to take them into account by making qualitative and quantitative modifications to reflect such deviations. This process necessarily involves the exercise of judgment in assessing the impact of changes from the patterns indicated by the assumptions noted above.

The key assumptions identified above are in turn based on additional underlying assumptions regarding numerous internal and external factors, which often vary for different states, programs and coverage groups, for different accident periods and for different actuarial estimation methodologies. Internal factors include, but are not limited to, the experience level of our claims department personnel, changes in claims department processes, and changes in underwriting standards and rules. External factors include, but are not limited to, claim severity, claim frequency, inflation in costs to repair or replace damaged property, inflation in the cost of medical services, legislative activities, regulatory changes, judicial changes, and litigation trends.

In analyzing claims data for the fourth quarter of 2006, it became apparent that the underlying accident quarter data reflected variances from historical patterns and required further analysis. Based on that analysis, we made adjustments to account for these variances, as follows:

Assumption	Change from Prior Periods and Nature of Adjustment
• Historical information regarding claim frequency	During the 4th quarter we analyzed the time from loss date that it took to record a claim in our system. We noticed a significant reduction in the number of days from loss date to the date recorded, starting during late second quarter 2006, with major acceleration occurring during the 4th quarter of 2006, which we believe is the result of changes we have made in our claim practices. This speed-up in exposure recognition implies future development patterns will be different from historical patterns which are used to estimate ultimate liabilities. We attempted to take this into consideration in our estimate of reserves through various adjustments to our loss development factors and utilizing actuarial judgment.

• The rate at which claims are settled or closed	During the 4th quarter we analyzed the time from report date to close date for all of our closed claims. We noticed a significant reduction in the number of days our claims department was taking to close claims, starting during the 3rd quarter of 2006, which we believe is the result of changes we have made in our claim practices. This speed-up in claim closure rate implies future development patterns will be different from historical patterns which are used to estimate ultimate liabilities. We attempted to take this into consideration in our estimate of reserves by utilizing a Berquist Sherman adjustment, adjusting selected loss development factors, and utilizing actuarial judgment.

•Historical information used to prepare a priori expected loss ratios; historical information regarding claims frequency; the level of case reserve adequacy	During 2006 we greatly expanded our writings, diversifying both into other states, and, within states, into different geographical areas. We also expanded into various other driver classes, namely into the internationally licensed segment. Expanding into different geographical segments meant writing more business in jurisdictions with different judicial systems and negligence laws, including areas that may be more susceptible to insurance fraud. These changes can affect development patterns, so that historical patterns may not be reflective of future patterns. Although no adjustments were recorded in the fourth quarter of 2006 as a result of changes in these assumptions, they are closely monitored as we seek to identify any deviations from existing patterns.

•All of the key assumptions referred to above	Since we experienced rapid growth during 2006, the credibility associated with each accident quarter gradually increased over time. Changes in credibility over time affect development patterns in that past development patterns are less stable than future patterns based on more credible data. However, the fact that the Company has continued to enter new markets results in limits on credibility for the foreseeable future. No adjustments were recorded in the fourth quarter of 2006 as a result of these changes, but they are closely monitored as we seek to identify any deviations from existing patterns.

The law of large numbers applies to selecting development patterns; i.e. the confidence of a point estimate is improved by increasing the amount of data used to develop the estimate; however, the data must be reasonably homogeneous, and exhibit little variation over time. Changes associated with the assumptions listed above affect the homogeneity of our data, and the variance associated with the loss development factors derived from the data. This implies that the variance around our point estimate has increased over time, or that the confidence interval around our point estimate has widened over time. This in turn implies there is greater volatility associated with our point estimate and we attempted to take this uncertainty into consideration with our estimates for the fourth quarter of 2006.

Methodologies

We utilize somewhat different processes for the estimation of reserves in the runoff line and in the nonstandard personal automobile business. We consider our commercial runoff business (which consists primarily of commercial auto and general liability coverages) to be long-tailed. For most of this business, we use the same methods employed for our personal lines business, namely the paid loss method and the incurred loss method, as well as other methods not utilized for personal lines. For our specialty and umbrella lines, for which we have fewer years of experience, we use an expected loss ratio method and test the results with a Bornheutter-Ferguson method.

For our runoff lines, however, the remaining number of claims has declined to the point that these conventional actuarial methods are of less utility than during the period in which the number of active claims provided more complete statistical data. Accordingly, in recent reporting periods the aggregate case and IBNR reserve estimates for runoff claims have been based primarily on evaluations by the claims department of individual claim files. This methodology is not used for our personal lines business.

In both personal lines and commercial runoff business, we utilize the same procedures for estimating reserves on a quarterly basis as we do annually. Historically, the independent actuarial consulting firm that we retain has had the responsibility for making the reserve estimate used in our financial statements. However, we intend to change our procedures beginning with the financial statements for the third quarter of 2007 and subsequent quarterly and annual periods. In our revised procedures, the reserve estimates will be made for each period by our in-house actuarial staff, and we will not rely upon the review by the independent actuarial firm to estimate the amount of our GAAP reserves. However, the analysis provided by the independent actuarial firm will be used to corroborate the reserve selections made by the in-house actuarial staff, and that firm also provides additional analysis as requested. Our independent actuarial consulting firm also provides and will continue to provide annual opinions related to adequacy of the statutory reserves for the insurance company subsidiaries.

The actuarial procedures we follow are described in detail below. The reserve estimates are developed based on review and analysis of accident quarter data. Once the reserve levels have been estimated, management makes appropriate entries.

These estimates are set forth in a detailed presentation to the Audit Committee of the Board of Directors, together with underlying statistical information on which the estimates are based. The Audit Committee meets each quarter with management and a representative of the independent actuarial consulting firm and engages in a detailed discussion regarding the reserve selections and underlying statistical data.

Specific Methodologies – Runoff Lines

Within runoff commercial business, the different lines of business each have somewhat different development characteristics, which we take into account in making reserve estimates, as follows:

•	Commercial auto – most states in which we wrote policies have two-year statutes of limitation. Because we ceased writing new business in 2002, no new claims are expected to be incurred.

•

General liability – generally, new claims are barred by applicable statutes of limitation. However, we continue to receive new claims for alleged construction defects, even though we have included an exclusion for such liability in general liability policies since 1996. We respond to any claims that are asserted.

•	Specialty lines – all policies we wrote are on a “claims made” basis, so we do not expect any additional claims.

•

Personal umbrella – because coverage is related to the resolution of claims in underlying insurance policies, development tends to occur over a relatively long time period. We do not expect additional claims.

However, as noted above, in recent reporting periods the estimates for all runoff claims have been based primarily on case-by-case evaluations by the claims department of individual claim files as the number of claims has fallen to the point that conventional actuarial methods have become less useful.

Specific Methodologies—Nonstandard Personal Automobile Insurance

For private passenger auto business, all coverages are considered short-tailed, as we write minimum limits business (primarily six month policies), and approximately two thirds of our ultimate liabilities are realized within 12 months. For this business, we analyze development patterns separately by state for each state in which we write business, and within each state, by each separate line of coverage we offer in that particular state. We further analyze patterns for each accident quarter to ascertain whether development patterns are changing over time. Analyzing our data in this way allows us to group data in homogeneous sets, while maximizing the degree of credibility for each data set where limited data are available. For states and/or coverages where the data are limited, we also consider development patterns from other markets in which we write business that have more credible amounts of data and which have similar policy limits. We also utilize development patterns from other larger non-standard companies.

We employ various statistical processes to estimate our unpaid claims and CAE. Our actuarial staff performs quarterly analyses on multiple unique, homogenous data subsets to produce estimates of the aggregate unpaid claims and CAE. We analyze the data separately (1) for each of the states in which we write business, (2) for each type of coverage group written, and (3) by accident quarter. We apply the actuarial methodologies outlined below with respect to each of these data subsets to establish separate point estimates for IBNR claims. We then aggregate all of the separate point estimates to develop our best estimate of our overall unpaid claims and CAE.

Development patterns in the personal auto business are somewhat unique by state, since each state has varying policy limits, laws establishing liability, and litigation environments. Development patterns also vary by line of coverage, as liability claims traditionally take longer to settle than physical damage claims.

Finally, development patterns can vary by accident quarter as changes have occurred and are expected to continue within our claims department. We believe that these changes resulted in an acceleration of exposure recognition and in ultimate claim settlement. Our expansion into different geographical areas within each state has caused our mix of business to change, and the credibility associated with data for each accident quarter has changed over time. As a result, our development patterns exhibit a greater variance than the development patterns for a stable, larger and more mature book of business, and we recognize this volatility in our analysis of the data.

For private passenger auto business, Incurred but Not Reported Reserves include provisions in the aggregate for the following:

•	Claims that have occurred, but have not been reported to us

•	Claims that have been reported to us, but have not been recorded on our system, and a case reserve has not been established yet.

•	Claims that are closed, but may be re-opened for payment/additional payments at a future date.

•	Claims that are known and recorded in our system, but may have development beyond the case reserve established when the claim was first reported.

We compute unpaid claims and claim adjustment expense (excluding claims department expense IBNR) for the above four provisions on a combined basis, by first estimating ultimate claims and claim adjustment expense (CAE) amounts for each accident quarter, and then subtracting from these amounts the cumulative paid and case reserves on known claims for each accident quarter. There are several methods we utilize to estimate ultimate loss and LAE amounts:

•	Paid Loss Development Method

•	Incurred Loss Development Method

•	Bornheutter-Ferguson Paid Method

•	Bornheutter-Ferguson Incurred Method

In addition, ultimate claim counts are estimated using closed and reported claim count data. Ultimate claims and CAE estimates are divided by ultimate claim count estimates to determine an ultimate claim severity, which provides a reasonability check for our ultimate loss and ALAE amounts. If severities are in line with expectations, we have an additional degree of confidence in our estimates.

The methods listed above assume that the influences that affect the development patterns for each accident quarter will remain constant over time. Because of this, selection of development patterns that will apply to current open claims and claims incurred but not reported must consider several factors. These include, but are not limited to, the impact of inflation on claim costs and changes in the rate of inflation, the rate and level at which our claims adjusters make payments and settle claims and any changes in this rate or level, changes in the adequacy or method used to establish case reserves, changes in the cost of medical care, changes in judicial decisions, legislation changes, and other factors. Changes in any of these factors imply that development patterns are not remaining constant over time – one key assumption in the methods used to estimate ultimate liability. When the rate at which adjusters make payments and settle claims has accelerated over time, ultimate loss estimates developed using the methods employed above may overstate true projected ultimate liabilities, thus adjustments that take these changes in to consideration are utilized. Various methods are used to adjust for these changes including, but not limited to, adjustments that take into consideration changes in exposure recognition, the rate of claims closure and changes in case reserve adequacy as well as tail factor analysis and actuarial judgment.

Unpaid claims department expenses are estimated using a cost per claim approach. Under this approach historical paid claims department expense data (adjusted for estimated non-essential claims department expense) are divided by the historical number of claim activity transactions. It is assumed that the expense associated with settling a liability claim is twice that of settling a physical damage claim, since liability claims are typically more complex. It is also assumed that there are two activities creating expenses associated with pure IBNR claims – the cost to open the claim and the cost to settle and close the claim, while only one activity is associated with claims already open – the cost to settle and close the claim. The cost per activity is multiplied by the total estimated future activities to arrive at an estimate of future claims department expense for all claims that have occurred prior to the evaluation date.

Variability of Claims Reserves

Traditionally, use of multiple methodologies produces a cluster of estimates with modest dispersion in the indicated possible outcomes. However, due to the changes the Company has experienced as outlined above, use of the methodologies cited above produced conflicting results and wider bands of indicated possible outcomes. Such bands do not necessarily constitute a range of outcomes, nor do we calculate a range of outcomes. If there is a significant variation in the results generated by different actuarial methodologies, our actuarial staff further analyzes the data using additional techniques. These processes may include making adjustments to the key assumptions underlying the methodologies, using additional generally accepted actuarial estimation methodologies, and applying actuarial judgment.

In arriving at each individual point estimate of reserves for IBNR claims and CAE in each separate data subset, our actuarial staff considers the likely predictive value of the various methodologies employed in light of internal and external variables that may impact the reserves. For each data subset in each accident quarter, the point estimate selected is not necessarily one of the points produced by any particular methodology utilized, but may be another point that takes into consideration each of the points produced by the several loss methodologies used and is based on actuarial judgment. For example, the current accident quarter may not have enough paid claims data to rely upon, leading our actuarial staff to conclude that an incurred development methodology provides a better estimate than a paid development methodology. In such a case, more weight would be given to an incurred methodology for that particular accident quarter.

As noted above in the discussion of the methodologies we use in setting reserves for our runoff business, the decline in the number of outstanding claims has made traditional actuarial techniques less useful in determining our estimated liabilities, and the estimates for runoff claims have been based primarily on case-by-case evaluations by the claims department of developments in individual claim files. Accordingly, we generally do not depend on assumptions about historical claims development in making these estimates, and it would not be feasible to devise any means of testing the sensitivity of our estimates.

In determining our reserve estimates for nonstandard personal automobile insurance, for each financial reporting date we record our best estimate, which is a point estimate, of our overall unpaid claims and CAE for both current and prior accident years. Because the underlying processes require the use of estimates and professional actuarial judgment, establishing claims reserves is an inherently uncertain process. As our experience develops and we learn new information, our quarterly reserving process may produce revisions to our previously reported claims reserves, which we refer to as “development,” and such changes may be material. We recognize favorable development when we decrease our previously reported claims reserves, which results in an increase in net income in the period recognized. We recognize adverse development when we increase our previously reported claims reserves, which results in a decrease in net income in the period recognized. Accordingly, while we record our best estimate, our claims reserves are subject to potential variability.

We do not calculate, and we do not believe that it would be meaningful for us to calculate or disclose, an indication of the potential variability of our aggregate claims reserves by disclosing separate sensitivity analyses of the reasonably likely changes in the key assumptions underlying our best estimate of the aggregate claims liability. We believe that disclosing sensitivity analyses either on an aggregate basis for our nonstandard personal automobile business or for each significant point estimate in all data subsets to provide an indication of the potential variability of our aggregate claims reserves would be confusing and would therefore detract from, rather than improve, the disclosure that we provide.